Exhibit 99.1

Orangekloud Technology Appoints Mr. Toh Puay-Yong as Chief Financial Officer

Singapore – October 25, 2024 – Orangekloud Technology Inc. (Nasdaq: ORKT) (“Orangekloud” or “the Company”), a Singapore-based technology company offering the eMOBIQ® No-Code platform for the development of mobile applications, today announced the appointment of Mr Toh Puay-Yong as Chief Financial Officer (CFO), replacing Ms. Shally Ang, who had held that position since February 2023 and is resigning due to personal reasons. Mr. Toh will be responsible for financial and management reporting, corporate services, and company compliance.

Since 2017, Mr. Toh has served the Company in various capacities, including finance, M&A, strategic management, and HR development. He covered Orangekloud’s CFO duties from mid-February to early June 2024 while Ms. Ang was on maternity leave. Mr. Toh has also been a management consultant advising regional enterprises, including MSC Consulting, on financial management, business strategy, HR development, and M&A and business valuation.

As a consultant, he worked with Cherie Hearts Group in 2009/10 (then the largest private early childhood education chain in Singapore) as its CFO, and with Blum & Co, a fashion retail chain, as its General Manager in 2014/15. From 1996 to 2000, Mr. Toh served as Controller/Senior Regional Finance and Admin Manager of IPACS Asia Pte Ltd, a regional IT group with business operations in Greater China and Southeast Asia. From 1993 to 1996, he served as an Accountant at Mabanaft Singapore Pte Ltd, an approved oil trader and part of the Marquard & Bahls Group, Germany. His job functions there included financial and management reporting, cash flow forecasting, risk management, and investment review.

Mr. Toh graduated with a Bachelor of Accountancy degree from the National University of Singapore and attained a Master of Business Administration from the University of Manchester via distance learning. He holds professional qualifications as a Chartered Accountant of Singapore and a Chartered Valuer and Appraiser.

“We are grateful to have Mr. Toh Puay-Yong join our team as CFO,” said Orangekloud founder and CEO Mr. Alex Goh. “We are confident that, with his extensive experience and know-how, Mr. Toh will contribute positively to our company.

“The Company is thankful to Shally Ang for her contributions to Orangekloud and wishes her the best in her future endeavors.”

About Orangekloud Technology Inc.

Orangekloud Technology Inc. (Nasdaq: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. The eMOBIQ® suite of mobile applications designed to digitalize and streamline business processes in operations includes warehousing, sales ordering, delivery, and manufacturing. eMOBIQ® customers come from various industries, including food manufacturing and food service, precision engineering, construction, retail, energy, and warehouse management.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

OrangeKloud Technology Inc. Investor Relations Contact:

1 Yishun Industrial Street 1 #04-27/28 & 34 Aposh Building Bizhub

Singapore 768160

(+65) 6317 2050

Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com